Exhibit 99.1

NOTICE OF

2023 ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 14, 2023

To the shareholders and ADS holders of SaverOne 2014 Ltd. (the “Company”):

Notice is hereby given that the 2023 Annual and Special General Meeting of Shareholders (the “Meeting”) will be held on Monday, August 14, 2023, at 3:00 p.m. Israel time at our offices, Em Hamoshavot Rd. 94, Petah Tikva, Israel.

The agenda of the Meeting will be as follows:

1.	To re-elect each of Ori Gilboa, Jacob Tenenboim and Yaron Be’eri to our Board of Directors until our next annual general meeting of shareholders (a separate vote for each director will be taken).

2.	To re-elect Shlomo Shalev to our Board of Directors as an external director for a three-year term ending August 16, 2026.

3.	To approve the terms of employment for Ori Gilboa, the Company’s Chief Executive Officer.

4.	To approve the grant of restricted share units to Ori Gilboa, the Company’s Chief Executive Officer.

5.	To approve an amendment to the Company’s compensation policy with respect to the adoption of a new clawback policy intended to comply with the clawback-related listing standards proposed by the Nasdaq Stock Market and the Israeli Companies Law 5759-1999, as amended, to take effect upon the effective date of the Nasdaq listing rule.

6.	To approve the re-appointment Fahn Kanne & Co. Grant Thornton Israel as our independent registered public accounting firm for the year ending December 31, 2023, and until our next annual general meeting of shareholders, and to authorize our Board of Directors to fix such accounting firm’s compensation.

7.	To discuss the auditor’s report of our independent registered public accounting firm and audited financial statements for the year ended December 31, 2022 and to transact such other business as may properly come before the meeting.

Only shareholders and holders of American Depositary Shares at the close of business on July 13, 2023 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

If you are unable to attend the Meeting in person, you are requested to complete, date and sign the enclosed proxy and to return it promptly in the pre-addressed envelope provided. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Beneficial owners who hold ordinary shares through members of the Tel Aviv Stock Exchange, or the TASE, may either vote their shares in person at the Meeting by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares on the Record Date, or send such certificate along with a duly executed proxy (in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to us at Em Hamoshavot Rd. 94, Petah Tikva, Israel 49130, Israel Attention: Chief Financial Officer.

By Order of the Board of Directors

Jacob Tenenboim
Chairman of the Board
July 7, 2023

Em Hamoshavot Rd.

94, Petah Tikva,

Israel

PROXY STATEMENT

FOR 2023 ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 14, 2023

This Proxy Statement is furnished to our holders of ordinary shares, par value NIS 0.01 per share, including holders of our ordinary shares that are represented by American Depository Shares, or ADSs, in connection with the 2023 Annual and Special General Meeting of Shareholders (the “Meeting”), to be held on Monday, August 14, 2023, at 3:00 p.m. Israel time at our offices, Em Hamoshavot Rd. 94, Petah Tikva, Israel, or at any adjournments thereof.

Throughout this Proxy Statement, we use terms such as “SaverOne”, “we”, “us”, “our” and the “Company” to refer to SaverOne 2014 Ltd. and terms such as “you” and “your” to refer to our shareholders and ADS holders.

Agenda Items

The agenda of the Meeting will be as follows:

1.	To re-elect Ori Gilboa to our Board of Directors until our next annual general meeting of shareholders.

2.	To re-elect Jacob Tenenboim to our Board of Directors until our next annual general meeting of shareholders.

3.	To re-elect Yaron Be’eri to our Board of Directors until our next annual general meeting of shareholders.

4.	To re-elect Shlomo Shalev to our Board of Directors as an external director for a three-year term ending August 16, 2026.

5.	To approve the terms of employment of Ori Gilboa, the Company’s Chief Executive Officer.

6.	To approve the grant of restricted share units to Ori Gilboa, the Company’s Chief Executive Officer.

7.	To approve an amendment to the Company’s compensation policy with respect to the adoption of a new clawback policy intended to comply with the clawback-related listing standards proposed by the Nasdaq Stock Market and the Israeli Companies Law 5759-1999, as amended (“Companies Law”), to take effect upon the effective date of the Nasdaq listing rule.

8.	To approve the re-appointment Fahn Kanne & Co. Grant Thornton Israel as our independent registered public accounting firm for the year ending December 31, 2023, and until our next annual general meeting of shareholders, and to authorize our Board of Directors to fix such accounting firm’s compensation.

9.	To discuss the auditor’s report of our independent registered public accounting firm and audited financial statements for the year ended December 31, 2022 and to transact such other business as may properly come before the meeting.

We currently are unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” each of the proposals on the agenda.

Who Can Vote

Only shareholders and ADS holders at the close of business on July 13, 2023, shall be entitled to receive notice of and to vote at the Meeting.

How You Can Vote

You can vote your ordinary shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” (through a Tel Aviv Stock Exchange, or TASE, member) and shares underlying ADSs that you hold. Holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote.

Shareholders of Record

If you are a shareholder of record, you can submit your vote by completing, signing and submitting an applicable proxy, which has been published at www.magna.isa.gov.il and www.maya.tase.co.il and which will be accessible at the “Investor Relations” portion of our website, as described below under “Shareholder Meetings”.

Shareholders Holding in “Street Name,” Through the TASE

If you hold ordinary shares in “street name,” that is, through a bank, broker or other nominee that is admitted as a member of the TASE, your shares will only be voted if you provide instructions to the bank, broker or other nominee as to how to vote, or if you attend the Meeting in person.

If voting by mail, you must sign and date a proxy and attach to it a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, as applicable, on the Record Date, and return the proxy, along with the proof of ownership certificate, to us, as described in the instructions available on MAGNA.

If you choose to attend the Meeting (where ballots will be provided), you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares, as applicable, on the Record Date.

Holders of ADSs

Under the terms of the Deposit Agreement between the Company, The Bank of New York Mellon, as depositary, or BNY Mellon, and the holders of our ADSs, BNY Mellon shall endeavor (insofar as is practicable) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to BNY Mellon. For ADSs that are held in “street name”, through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by BNY Mellon from any holder of ADSs (whether held directly by a beneficial holder or in “street name”) with respect to any of the shares represented by the ADSs on or before the date established by BNY Mellon for such purpose, BNY Mellon shall not vote or attempt to vote the shares represented by such ADSs.

Multiple Record Holders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document or voting instruction cards. For example, shareholders who hold ADSs in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which ADSs are held. You should complete, sign, date and return each voting instruction card you receive.

Our Board of Directors urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Solicitation

Shareholders and ADS holders may vote at the Meeting whether or not they attend. If a properly executed proxy is received by us at least 48 hours prior to the Meeting (and received by BNY Mellon no later than the date indicated on the voting instruction card, in the case of ADS holders), all of the shares represented by the proxy shall be voted as indicated on the form or, if no preference is noted, shall be voted in favor of the matter described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the Meeting or any adjournment thereof. Shareholders and ADS holders may revoke their proxy at any time before the deadline for receipt of powers of attorney by filing with us (in the case of holders of ordinary shares) or with BNY Mellon (in the case of holders of ADSs), a written notice of revocation or duly executed proxy bearing a later date.

Proxies are being distributed to shareholders and ADS holders on or about July 7, 2023. Certain officers, directors, employees, and agents of ours, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares and ADSs.

To the extent you would like to submit a position statement with respect to the proposals described in this proxy statement pursuant to the Companies Law, you may do so by delivery of appropriate notice to our offices (Attention: Chief Financial Officer) located at Em Hamoshavot Rd. 94, Petah Tikva, 49130, Israel, not later than ten days before the Meeting. Response of the board to the position statement may be submitted not later than five days before the Meeting.

Quorum

At the close of business on July 6, 2023, we had outstanding 28,321,656 ordinary shares. Each ordinary share (including ordinary shares represented by ADSs) outstanding as of the close of business on the Record Date is entitled to one vote upon each of the matters to be voted on at the Meeting.

Under our articles of association, the Meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to August 15, 2023 (to the time and place). No further notice will be given or publicized with respect to such adjourned meeting. At the reconvened meeting, if there is no quorum within half an hour from the time scheduled for the meeting, any number of our shareholders present in person or by proxy shall constitute a lawful quorum.

Vote Required for Each Proposal

Proposals 1, 2, 3 and 8 to be presented at the Meeting require the affirmative vote of holders of at least a majority of the voting power represented and voting on such proposal in person or by proxy on the matter presented for passage.

The approval of Proposals 4, 5, 6 and 7 is subject to the affirmative vote of the holders of a majority of the voting power represented and voting on such proposal in person or by proxy. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the proposal (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than 2% of the outstanding ordinary shares.

Under the Companies Law, in general, you will be deemed to be a controlling shareholder if you have the power to direct our activities, otherwise than by reason of being a director or other office holder of ours, if you hold 50% or more of the voting rights in our Company or have the right to appoint the majority of the directors of the Company or its chief executive officer, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than SaverOne, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

In the proxy card and voting instruction card attached to the proxy statement you will be asked to indicate whether you have a personal interest with respect to the proposal. If any shareholder casting a vote in connection hereto does not notify us whether or not they have a personal interest with respect to the proposal, their vote with respect to the proposal will be disqualified.

If you provide specific instructions (mark boxes) with regard to certain proposals, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board of Directors. The proxy holders will vote in their discretion on any other matters that properly come before the meeting.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares (or ADSs representing shares) beneficially in street name, your shares will also not be voted at the meeting if you do not return your proxy card or voting instruction card to instruct your broker or BNY Mellon how to vote. A broker (and BNY Mellon) may only vote in accordance with instructions from a beneficial owner of shares or ADSs.

Availability of Proxy Materials

Copies of the applicable proxy card and voting instruction card, the Notice of the Annual and Special General Meeting of Shareholders and this Proxy Statement are available at the “Investor Relations” portion of our website, www.saver.one. The contents of that website are not a part of this Proxy Statement.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing reports with the Securities and Exchange Commission, or Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

DIVERSITY OF THE BOARD OF DIRECTORS

Board Diversity Matrix (As of July 7, 2023)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

Part I: Gender Identity	Female	Male	Non- Binary	Did Not Disclose Gender
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

EXECUTIVE OFFICER COMPENSATION

For information regarding the compensation incurred by the Company in relation to our five most highly compensated office holders (within the meaning of the Israeli Companies Law) for the year ended December 31, 2022, see “Item 6B. Compensation — Compensation of Directors and Senior Management” of the Company’s Annual Report on Form 20-F, which was filed on April 27, 2023.

PROPOSALS 1-4:

RE-ELECTION OF DIRECTORS

Background

Under the Companies Law and our articles of association, the management of our business is vested in our Board of Directors. The Board of Directors may exercise all powers that are not specifically granted to any other organ of the Company.

Our articles of association provide that we must have at least three directors and may have no more than 12 directors, including the legally required number of external directors. Our Board of Directors currently consists of seven directors, including two directors who are deemed external directors per the requirements of the Companies Law. These two directors, as well as one additional director, qualify as independent directors under the corporate governance standards of the Nasdaq Marketplace Rules and the independence requirements of Rule 10A-3 of the Exchange Act.

Directors may be selected only in annual general meetings of our shareholders. Every director so selected shall serve until the following annual general meeting of our shareholders. Notwithstanding anything to the contrary, each director shall serve until his or her successor is elected and qualified or until such earlier time as such director’s office is vacated. Pursuant to our articles of association, other than the external directors, for whom special election requirements apply under the Companies Law, the vote required to appoint a director is a simple majority vote of holders of our voting shares participating and voting at the relevant meeting.

Directors so elected may be dismissed from office at a general meeting prior to the expiration of their term of office by the affirmative vote of an ordinary majority of the shareholders of the Company. If the dismissal of a director is on the agenda, the director will be granted a reasonable opportunity to express his or her position to the general meeting.

All of the members of our Board of Directors, other than external directors, may be re-elected for an unlimited number of terms upon completion of their then-current term of office.

In addition, our articles of association allow our Board of Directors to appoint new directors to fill vacancies which can occur for any reason or as additional directors, provided that the number of board members shall not exceed the maximum number of directors mentioned above. The appointment of a director by the board shall be in effect until the following annual general meeting of the shareholders or until the end of his tenure in accordance with our articles of association. Our Board of Directors may continue to operate for as long as the number of directors is no less than the minimum number of directors mentioned above.

Our external directors have a term of office of three years under Israeli law and may be elected for up to two additional three-year terms, or more, under the circumstances described below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law.

In addition, under the Companies Law, our Board of Directors must determine the minimum number of directors who are required to have financial and accounting expertise. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. He or she must be able to thoroughly comprehend the financial statements of the company and initiate discussion regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, the Board of Directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our Board of Directors has determined that we require at least one director with the requisite financial and accounting expertise and Shlomo Shalev, Sharon Schreiber and Yaron Be’eri have such expertise.

We currently have two external directors: Shlomo Shalev, whose first term commenced on August 16, 2020, and ends on August 16, 2023, and Sharon Schreiber, whose first term commenced on August 18, 2022 and ends on August 18, 2025. Our Board of Directors has determined that our external directors have accounting and financial expertise and/or possess the requisite professional qualifications as required under the Nasdaq Marketplace Rules.

The director nominees, whose professional backgrounds are provided below, have advised us that they are willing, able, and ready to serve as directors if re-elected. We do not have any understanding or agreement with respect to the future election of the named nominees.

Ori Gilboa has served as our Chief Executive Officer since September 2019 and director since June 2020. From January 2017 until August 2019, Mr. Gilboa served as the Chief Executive Officer of Negev Group, Israel’s leading home design group. From 2012 to 2016, Mr. Gilboa served as the General Manager of Israeli operations for the James Richardson Corporation, where he oversaw the operation of duty-free stores in Ben Gurion Airport in Israel. Mr. Gilboa holds a B.Sc in Industrial Engineering and an MBA from Tel Aviv University.

Jacob Tenenboim has served on our Board of Directors as Chairman since July 2015. Since 2001, Mr. Tenanboim has served as the Chief Executive Officer and Chairman of I.T. Net Investments Ltd. In addition to his role at I.T. Net Investments, Mr. Tenenboim has significant directorship experience. Since 2020, Mr. Tenenboim has served as a Director of Unicorn Technology. Since 2015, Mr. Tenenboim has served as Chairman of the board of directors of Bobile Ltd. From September 2016 until June 2017, and then again from December 2017 until June 2021, Mr. Tenenboim has served as a Director of Somoto BVI. Mr. Tenenboim holds an M.SC in industrial engineering from Tel Aviv University.

Yaron Be’eri has served on our Board of Directors since June 2020. Since 2019, Mr. Be’eri has served as the Chief Executive Officer of Yahad – United for Israel’s Soldiers, a nonprofit organization dedicated toward raising funds for Israeli Defense Forces soldiers. Prior to this, from 2017-2019, Mr. Be’eri served as the Deputy Chief Executive Officer of Aura, a large real estate company in Israel. From 2015-2017, Mr. Be’eri was the Head of the Traffic Division of the Israeli Police, and from 2011-2015, Mr. Be’eri was Head of Human Resources for the Israeli Police. Mr. Be’eri holds a BA in Social Sciences from the University of Haifa and an MBA in Business Administration from the University of Derby.

Shlomo Shalev has served on our Board of Directors since August 2020. Since 2020 Shlomo has served as the Chief Executive Officer of XTL Bio Pharmaeuticals (“XTL”) (Nasdaq: XTLB). From 2015 - 2018, Mr. Shalev served as Active Chairman of the Board of Intercure Ltd (Nasdaq: INCR) and chairman of the board of XTL. Prior to that Shlomo was CEO of GFC Green Fields Capital, an investment company publicly traded on the Tel Aviv Stock Exchange (TASE) from 2014 to 2015. From 2007 to 2014 Mr. Shalev was leading several companies in turn around and growth situations including as chairman of the board of Micronet (TASE). Prior to that Mr. Shalev served as SVP Investments at Ampal, a diversified holding company. From 1994 -1998, Mr. Shalev served as Israel’s Consul for Economic Affairs in the U.S Northwestern Region and as the Economic Advisor to the Director General, Ministry of Industry and Trade. Mr. Shalev holds an MBA from University of San Francisco, CA and a B.A. degree in Economics from Ben Gurion University, Israel.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that the re-election of Ori Gilboa as a director of the Company, to serve until our next annual general meeting of shareholders be, and hereby is, approved in all respects.”

“RESOLVED, that the re-election of Jacob Tenenboim as a director of the Company, to serve until our next annual general meeting of shareholders be, and hereby is, approved in all respects.”

“RESOLVED, that the re-election of Yaron Be’eri as a director of the Company, to serve until our next annual general meeting of shareholders be, and hereby is, approved in all respects.”

“RESOLVED, that the re-election of Shlomo Shalev as an external director of the Company, to serve until August 16, 2026 be, and hereby is, approved in all respects.”

Required Vote

Under the Companies Law and our articles of association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to re-elect the director nominees named above, except Proposal 4 with respect to the re-election of Shlomo Shalev as an external director of the Company.

The approval of Proposal 4 is subject to the affirmative vote of the holders of a majority of the voting power represented and voting on such proposal in person or by proxy. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the appointment (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than 2% of the outstanding ordinary shares.

For this purpose, you are asked to indicate on your proxy card or voting instruction card whether you have a personal interest in the re-election of the external director. Under the Companies Law, in general, you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than SaverOne, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Board Recommendation

Our Board of Directors recommends a vote FOR the re-election of each of the foregoing director nominees.

PROPOSAL 5:

APPROVAL OF TERMS OF EMPLOYMENT OF CHIEF EXECUTIVE OFFICER

Background

Pursuant to the Companies Law, arrangements regarding the compensation of the Company’s Chief Executive Officer require the approval of the Compensation Committee, the Board of Directors and the shareholders, in that order. Furthermore, the Companies Law requires that the Company compensate its Chief Executive Officer in accordance with the Company’s compensation policy with respect to its officers (the “Compensation Policy”).

On February 24, 2020, we entered into a consulting agreement with Mr. Ori Gilboa who has served as the Company’s Chief Executive Officer since September 2019 and as a member of the Board of Directors since June 2020, which provides that Mr. Gilboa’s terms of office and services are for period of three years, subject to re-approval under the Companies Law and termination in accordance with the terms of the consulting agreement.

On June 21, 2023 the Company’s Compensation Committee and Company’s Board of Directors approved the re-approval services terms of the consulting agreement (the “Agreement”) with Mr. Ori Gilboa, as follows:

Services: Mr. Gilboa shall serve as the Company’s Chief Executive Officer on full time basis for a period of three years, such renewed period to begin on September 1, 2023. The Agreement may be terminated at any time by Mr. Gilboa or by the Company by giving the other party 90 days advance notice in writing, provided that the Company may terminate the agreement forthwith for Cause (as defined in the Agreement) without advance notice.

Consideration: In consideration for the services rendered by Mr. Gilboa, the Company shall pay to Mr. Gilboa a monthly consulting fee (the “Consulting Fee”) in the amount of NIS 120,000 plus VAT, if required by law. The Consulting Fee shall be indexed to the Israeli consumer price index and an accounting will be made accordingly every quarter.

Bonus: Mr. Gilboa shall be entitled to a contingent annual bonus of up to six (6)  monthly Consulting Fees, as may be adjusted from time to time in accordance with the terms of the consulting agreement, provided that Mr. Gilboa has fulfilled the measurable objectives which shall be determined by Compensation Committee and the Company’s Board of Directors once a year in accordance with the provisions of the Company’s Compensation Policy that will be in existence at the relevant time.

Restricted Share Units (“RSUs”): As previously approved by the Board of Directors, Mr. Gilboa shall be entitled, subject to (1) the terms of our 2015 Share Incentive Plan and (2)(A) the execution of a form of an award grant letter agreement with respect to RSUs (the “RSU Agreement”), which shall be approved and adopted by the Company and (B) the execution all other required documents and agreements required by the Company, 900,000 RSUs, representing approximately 3% of the Company’s issued and outstanding shares as of the date of the grant, subject to, among other things, the vesting schedule provided below:

The RSUs shall vest on quarterly basis over period of a three (3) year period, beginning on September 1, 2023 (the “Vesting Commencement Date”) under the following schedule: forty percent (40%) of the RSUs shall vest by the end of the first anniversary of the Vesting Commencement Date, thirty percent (30%) of the RSUs shall vest by the end of the second anniversary of the Vesting Commencement Date and the remaining thirty percent (30%) of the RSUs shall vest by the end of the third anniversary of the Vesting Commencement Date, subject to Mr. Gilboa’s continued service through each such anniversary of the Vesting Commencement Date and the potential vesting Acceleration (as defined below and as further described in the RSU Agreement).

An “Acceleration” means, in the event of (and conditional upon the completion of) any change of control of the Company, sale or merger of the Company, sale of a major asset of the company or a major investment in the company (each as further described in the RSU Agreement), all unvested RSUs shall vest immediately prior to the consummation of the sale.

The proposed to the services terms of Mr. Gilboa are consistent with the Compensation Policy.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the services terms of Mr. Ori Gilboa, as the Company’s Chief Executive Officer upon the terms described above.”

Required Vote

The approval of Proposals 5 is subject to the affirmative vote of the holders of a majority of the voting power represented and voting on such proposal in person or by proxy. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the appointment (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than 2% of the outstanding ordinary shares.

For this purpose, you are asked to indicate on your proxy card or voting instruction card whether you have a personal interest in the approval of the amendment to employment terms of the Chief Executive Officer. Under the Companies Law, in general, you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than SaverOne, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Recommendation

Our Board of Directors recommends a vote FOR the foregoing resolution approving the services terms of Mr. Ori Gilboa, the Company’s Chief Executive Officer.

PROPOSAL 6:

APPROVAL OF THE GRANT OF RESTRICTED SHARE UNITS TO OUR CHIEF EXECUTIVE OFFICER

Background

Our Compensation Committee and Board of Directors approved the grant to Mr. Ori Gilboa of 900,000 RSUs, representing 3% of the Company’s issued and outstanding shares as of the date of the grant, subject to, among other things, the vesting schedule provided below:

The RSUs shall vest on quarterly basis over period of a three (3) year period, beginning the Vesting Commencement Date under the following schedule: forty percent (40%) of the RSUs shall vest by the end of the first anniversary of the Vesting Commencement Date, thirty percent (30%) of the RSUs shall vest by the end of the second anniversary of the Vesting Commencement Date and the remaining thirty percent (30%) of the RSUs shall vest by the end of the third anniversary of the Vesting Commencement Date, subject to Mr. Gilboa’s continued service through each such anniversary of the Vesting Commencement Date and the potential vesting Acceleration (as defined below and as further described in the RSU Agreement).

An “Acceleration” means, in the event of (and conditional upon the completion of) any change of control of the Company, sale or merger of the Company, sale of a major asset of the company or a major investment in the company (each as further described in the RSU Agreement) all unvested RSUs shall vest immediately prior to the consummation of the sale.

The RSUs shall be granted under our 2015 Share Incentive Plan.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to grant an aggregate number of 900,000 RSUs of the Company to Mr. Ori Gilboa upon the terms described above.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to approve the grant of RSUs to our Chief Executive Officer. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the grant of options to our Chief Executive Officer, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than 2% of the outstanding ordinary shares.

For this purpose, you are asked to indicate on your proxy card or voting instruction card whether you have a personal interest in the grant of options to the Chief Executive Officer. Under the Isaeli Companies Law, in general, you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than SaverOne, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Recommendation

Our Board of Directors recommends a vote FOR approving the grant an aggregate number of 900,000 RSUs of the Company to Mr. Ori Gilboa upon the terms described above.

PROPOSAL 7:

APPROVAL OF AN AMENDMENT TO THE COMPANY’S COMPENSATION POLICY WITH RESPECT TO THE ADOPTION OF A NEW CLAWBACK POLICY INTENDED TO COMPLY WITH THE CLAWBACK-RELATED LISTING STANDARDS PROPOSED BY THE NASDAQ STOCK MARKET AND THE COMPANIES LAW, TO TAKE EFFECT UPON THE EFFECTIVE DATE OF THE NASDAQ LISTING RULE

Background

Under the Companies Law, a public company is required to adopt a compensation policy, which must comply with the terms of the Companies Law and set forth the terms of service and employment of the Company’s directors and officers, including, specifically, any compensation recovery provisions in the event of accounting restatements, and must stipulate the terms of such provisions. The Company’s current Compensation Policy, as amended on February 21, 2021, was initially approved and adopted by the Company’s shareholders on June 1, 2020, following review by, and approval of our Board of Directors, and currently includes certain compensation recovery provisions.

Recently, the Nasdaq Stock Market released a proposed rule that implements the Commission’s clawback rule mandated by Section 954 of the Dodd-Frank Act. The Commission’s final rule, which was adopted in October 2022 as Rule 10D-1 of the Exchange Act, directed U.S. stock exchanges, including the Nasdaq Stock Market, to adopt listing standards requiring all listed companies, including foreign private issuers, such as the Company, to adopt and comply with a written clawback policy, to disclose the policy and to file the policy as an exhibit to its annual report, as well as to include other disclosures in the event a clawback is triggered under the policy by the effective date to be determined by Nasdaq listing rules (currently expected to be October 2, 2023) (the “Effective Date”). Accordingly, it is proposed to amend the Company’s Compensation Policy in a manner that would also address the adoption of a clawback policy as contemplated pursuant to Rule 10D-1 of the Exchange Act and in accordance with the specific Nasdaq listing rules once adopted, whereby the specific clawback policy will be attached as an exhibit to the Company’s Compensation Policy and form an integral part thereof, and, subject to its approval, will take effect only upon the Effective Date.

The form of the clawback policy to be added to the Company’s Compensation Policy is attached hereto as Exhibit A and is intended to comply with the specific Nasdaq listing rules once adopted.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the approval of an amendment to the Company’s Compensation Policy with respect to the adoption of a new clawback policy intended to comply with the clawback-related listing standards proposed by the Nasdaq Stock Market and the Companies Law, substantially in the form attached hereto as Exhibit A, to be in effect on the Effective Date, as presented to the shareholders, be, and same hereby is, approved.”

Required Vote

The approval of Proposal 7 is subject to the affirmative vote of the holders of a majority of the voting power represented and voting on such proposal in person or by proxy. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the appointment (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than 2% of the outstanding ordinary shares.

For this purpose, you are asked to indicate on your proxy card or voting instruction card whether you have a personal interest in the amendment to the Company’s Compensation Policy with respect to the adoption of a new clawback policy intended to comply with the clawback-related listing standards proposed by the Nasdaq Stock Market and the Companies Law to take effect upon the effective date of the Nasdaq listing rule. Under the Companies Law, in general, you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than SaverOne, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Recommendation

Our Board of Directors recommends a vote FOR the foregoing resolution approving an amendment to the Company’s Compensation {olicy with respect to the adoption of a new clawback policy intended to comply with the clawback-related listing standards proposed by the Nasdaq Stock Market and the Companies Law to take effect upon the effective date of the Nasdaq listing rule.

PROPOSAL 8:

APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS AND AUTHORIZATION OF THE BOARD OF DIRECTORS TO FIX THEIR COMPENSATION

Background

At the Meeting, you will be asked to approve the reappointment of Fahn Kanne & Co. Grant Thornton Israel as our independent auditors for the year ending December 31, 2023, and until our next annual general meeting of shareholders, and to authorize our Board of Directors to fix their compensation.

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year Ended December 31,
	2022	2021
Services Rendered	(USD in thousands)
Audit fees(1)	100,429	186,571
Tax fees (2)	429	—
All other fees	—	—
Total	100,429	186,571

(1)	Audit fees consist of professional services rendered in connection with the audit of our annual consolidated financial statements, review of our consolidated interim financial statements, our statutory tax audits and assistance with review of documents filed with the SEC (including issuance of comfort and consent letters related to initial public offering transaction and subsequent filing of registration statements).
(2)	Tax fees consist of fees for professional services for tax compliance and tax advice.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the appointment of Fahn Kanne & Co. Grant Thornton Israel as the independent auditors of the Company for the year ending December 31, 2023, and until our next annual general meeting of shareholders of the Company be, and it hereby is, approved and the Board of Directors be, and hereby is, authorized to fix the compensation of the independent auditors.”

Required Vote

Under the Companies Law and our articles of association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal.

Recommendation

Our Board of Directors recommends a vote FOR the foregoing resolution approving the appointment of our independent auditors and authorization of our Board of Directors to fix the independent auditors’ compensation.

REVIEW AND DISCUSSION OF AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, in accordance with the requirements of the Companies Law, our auditor’s report and consolidated financial statements for the year ended December 31, 2022, will be presented. We will furthermore hold a discussion with respect to such financial statements at the Meeting. This item will not involve a vote of the shareholders.

The foregoing auditor’s report and the audited consolidated financial statements may be reviewed at the “Investor Relations” portion of our website at https://saver.one/en/home/, through the EDGAR website of the Securities and Exchange Commission at www.sec.gov, through the Israeli Securities Authority’s electronic filing system at: http://www.magna.isa.gov.il, or through the website of the Tel-Aviv Stock Exchange Ltd. at: http://maya.tase.co.il. None of the auditor’s report, audited consolidated financial statements or the contents of our website form part of the proxy solicitation material.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the Meeting, but, if any other matters are properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER AND ADS HOLDERS VOTE HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JULY 7, 2023. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JULY 7, 2023, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS AND ADS HOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

Jacob Tenenboim
Chairman of the Board
July 7, 2023

EXHIBIT A

SAVERONE 2014 LTD.

Clawback Policy

I.	Purpose

This Clawback Policy describes the circumstances under which Covered Persons of SaverOne 2014 Ltd. and any of its direct or indirect subsidiaries (the “Company”) will be required to repay or return Erroneously-Awarded Compensation to the Company.

This Policy and any terms used in this Policy shall be construed in accordance with the clawback-related listing standards proposed by the Nasdaq Stock Market (the “Nasdaq Clawback Rules”), as well as the provisions of the Israeli Companies Law of 1999 (the “Companies Law”).

II.	Definitions

For purposes of this Policy, the following capitalized terms shall have the meaning set forth below:

(a)	“Accounting Restatement” shall mean an accounting restatement (i) due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial restatements that is material to the previously issued financial statements (a “Big R” restatement), or (ii) that corrects an error that is not material to previously issued financial statements, but would result in a material misstatement if the error were not corrected the current period or left uncorrected in the current period (a “little r” restatement).

(b)	“Board” shall mean the Board of Directors of the Company.

(c)	“Clawback-Eligible Incentive Compensation” shall mean, in connection with an Accounting Restatement, any Incentive-Based Compensation Received by a Covered Person (regardless of whether such Covered Person was serving at the time that Erroneously-Awarded Compensation is required to be repaid) (i) on or after the Nasdaq Effective Date, (ii) after beginning service as a Covered Person, (iii) while the Company has a class of securities listed on a national securities exchange or national securities association and (iv) during the Clawback Period.

(d)	“Clawback Period” shall mean, with respect to any Accounting Restatement, the three completed fiscal years immediately preceding the Restatement Date and any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following those three completed fiscal years.

(e)	“Committee” shall mean the Compensation Committee of the Board.

(f)	“Covered Person” shall mean any person who is, or was at any time, during the Clawback Period, an Executive Officer of the Company. For the avoidance of doubt, Covered Person may include a former Executive Officer that left the Company, retired or transitioned to an employee role (including after serving as an Executive Officer in an interim capacity) during the Clawback Period.

(g)	“Erroneously-Awarded Compensation” shall mean the amount of Clawback-Eligible Incentive Compensation that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had it been determined based on the restated amounts. This amount must be computed without regard to any taxes paid.

(h)	“Executive Officer” shall mean (i) the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, (ii) or any other person (including an officer of the Company’s parent(s) or subsidiaries) who performs similar policy-making functions for the Company, or (iii) an “Officer” within the meaning set forth in the Companies Law. For the sake of clarity, at a minimum, all persons who would be executive officers pursuant to Rule 401(b) under Regulation S-K shall be deemed “Executive Officers”.

(i)	“Financial Reporting Measures” shall mean measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures. For purposes of this Policy, Financial Reporting Measures shall include stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return).

(j)	“Incentive-Based Compensation” shall have the meaning set forth in Section III below.

(k)	“Nasdaq” shall mean The Nasdaq Stock Market.

(l)	“Nasdaq Effective Date” shall mean the day on which the Nasdaq Clawback Rules will become effective.

(m)	“Policy” shall mean this Clawback Policy, as the same may be amended and/or restated from time to time.

(n)	“Received” shall mean Incentive-Based Compensation received, or deemed to be received, in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation is attained, even if the payment or grant occurs after the fiscal period.

(o)	“Repayment Agreement” shall have the meaning set forth in Section V below.

(p)	“Restatement Date” shall mean the earlier of (i) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date that a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

(q)	“SARs” shall mean stock appreciation rights.

(r)	“SEC” shall mean the U.S. Securities and Exchange Commission.

III.	Incentive-Based Compensation

“Incentive-Based Compensation” shall mean any compensation that is granted, earned or vested wholly or in part upon the attainment of a Financial Reporting Measure.

For purposes of this Policy, specific examples of Incentive-Based Compensation include, but are not limited to:

●	Non-equity incentive plan awards that are earned based, wholly or in part, based on satisfaction of a Financial Reporting Measure performance goal;

●	Bonuses paid from a “bonus pool,” the size of which is determined, wholly or in part, based on satisfaction of a Financial Reporting Measure performance goal;

●	Other cash awards based on satisfaction of a Financial Reporting Measure performance goal;

●	Restricted stock, restricted stock units, performance share units, stock options and SARs that are granted or become vested, wholly or in part, on satisfaction of a Financial Reporting Measure performance goal; and

●	Proceeds received upon the sale of shares acquired through an incentive plan that were granted or vested based, wholly or in part, on satisfaction of a Financial Reporting Measure performance goal.

For purposes of this Policy, Incentive-Based Compensation excludes:

●	Any base salaries (except with respect to any salary increases earned, wholly or in part, based on satisfaction of a Financial Reporting Measure performance goal);

●	Bonuses paid solely at the discretion of the Committee or Board that are not paid from a “bonus pool” that is determined by satisfying a Financial Reporting Measure performance goal;

●	Bonuses paid solely upon satisfying one or more subjective standards and/or completion of a specified employment period;

●	Non-equity incentive plan awards earned solely upon satisfying one or more strategic measures or operational measures; and

●	Equity awards that vest solely based on the passage of time and/or satisfaction of one or more non-Financial Reporting Measures.

IV.	Determination and Calculation of Erroneously-Awarded Compensation

In the event of an Accounting Restatement, the Committee shall promptly determine the amount of any Erroneously-Awarded Compensation for each Executive Officer in connection with such Accounting Restatement and shall promptly thereafter provide each Executive Officer with a written notice containing the amount of Erroneously-Awarded Compensation and a demand for repayment or return, as applicable.

(a)	Cash Awards. With respect to cash awards, the Erroneously-Awarded Compensation is the difference between the amount of the cash award (whether payable as a lump sum or over time) that was Received and the amount that should have been received applying the restated Financial Reporting Measure.

(b)	Cash Awards Paid From Bonus Pools. With respect to cash awards paid from bonus pools, the Erroneously-Awarded Compensation is the pro rata portion of any deficiency that results from the aggregate bonus pool that is reduced based on applying the restated Financial Reporting Measure.

(c)	Equity Awards. With respect to equity awards, if the shares, options or SARs are still held at the time of recovery, the Erroneously-Awarded Compensation is the number of such securities Received in excess of the number that should been received applying the restated Financial Reporting Measure (or the value in excess of that number). If the options or SARs have been exercised, but the underlying shares have not been sold, the Erroneously-Awarded Compensation is the number of shares underlying the excess options or SARs (or the value thereof). If the underlying shares have already been sold, then the Committee and Board shall determine the amount which most reasonably estimates the Erroneously-Awarded Compensation.

(d)	Compensation Based on Stock Price or Total Shareholder Return. For Incentive-Based Compensation based on (or derived from) stock price or total shareholder return, where the amount of Erroneously-Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement, the amount shall be determined by the Committee and Board based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received (in which case, the Committee and Board shall maintain documentation of such determination of that reasonable estimate and provide such documentation to Nasdaq in accordance with applicable listing standards).

V.	Recovery of Erroneously-Awarded Compensation

Once the Committee and Board have determined the amount of Erroneously-Awarded Compensation recoverable from the applicable Covered Person, the Committee and Board shall take all necessary actions to recover the Erroneously-Awarded Compensation. Unless otherwise determined by the Committee and Board, the Committee and Board shall pursue the recovery of Erroneously-Awarded Compensation in accordance with the below:

(a)	Cash Awards. With respect to cash awards, the Committee and Board shall either (i) require the Covered Person to repay the Erroneously-Awarded Compensation in a lump sum in cash (or such property as the Committee and Board agrees to accept with a value equal to such Erroneously-Awarded Compensation) reasonably promptly following the Restatement Date or (ii) if approved by the Committee and Board, offer to enter into a Repayment Agreement. If the Covered Person accepts such offer and signs the Repayment Agreement within a reasonable time as determined by the Committee, the Company shall countersign such Repayment Agreement.

(b)	Unvested Equity Awards. With respect to those equity awards that have not yet vested, the Committee and Board shall take all necessary action to cancel, or otherwise cause to be forfeited, the awards in the amount of the Erroneously-Awarded Compensation.

(c)	Vested Equity Awards. With respect to those equity awards that have vested and the underlying shares have not been sold, the Committee and Board shall take all necessary action to cause the Covered Person to deliver and surrender the underlying shares in the amount of the Erroneously-Awarded Compensation.

In the event that the Covered Person has sold the underlying shares, the Committee and Board shall either (i) require the Covered Person to repay the Erroneously-Awarded Compensation in a lump sum in cash (or such property as the Committee and Board agree to accept with a value equal to such Erroneously-Awarded Compensation) reasonably promptly following the Restatement Date or (ii) if approved by the Committee and Board, offer to enter into a Repayment Agreement. If the Covered Person accepts such offer and signs the Repayment Agreement within a reasonable time as determined by the Committee, the Company shall countersign such Repayment Agreement.

(d)	Repayment Agreement. “Repayment Agreement” shall mean an agreement (in a form reasonable acceptable to the Committee) with the Covered Person for the repayment of the Erroneously-Awarded Compensation as promptly as possible without unreasonable economic hardship to the Covered Person.

(e)	Effect of Non-Repayment. To the extent that a Covered Person fails to repay all Erroneously-Awarded Compensation to the Company when due (as determined in accordance with this Policy), the Company shall, or shall cause one or more other members of the Company to, take all actions reasonable and appropriate to recover such Erroneously-Awarded Compensation from the applicable Covered Person.

The Committee and Board shall have broad discretion to determine the appropriate means of recovery of Erroneously-Awarded Compensation based on all applicable facts and circumstances and taking into account the time value of money and the cost to shareholders of delaying recovery. However, in no event may the Company accept an amount that is less than the amount of Erroneously-Awarded Compensation in satisfaction of a Covered Person’s obligations hereunder.

VI.	Discretionary Recovery

Notwithstanding anything herein to the contrary, the Company shall not be required to take action to recover Erroneously-Awarded Compensation if any one of the following conditions are met and the Committee and Board determine that recovery would be impracticable:

(i)	The direct expenses paid to a third party to assist in enforcing this Policy against a Covered Person would exceed the amount to be recovered, after the Company has made a reasonable attempt to recover the applicable Erroneously-Awarded Compensation, documented such attempts and provided such documentation to Nasdaq;

(ii)	Recovery would violate home country law where that law was adopted prior to November 28, 2022, provided that, before determining that it would be impracticable to recover any amount of Erroneously-Awarded Compensation based on violation of home country law, the Company has obtained an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such a violation and a copy of the opinion is provided to Nasdaq; or

(iii)	Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

VII.	Reporting and Disclosure Requirements

The Company shall file all disclosures with respect to this Policy in accordance with the requirements of the federal securities laws, including the disclosure required by the applicable filings required to be made with the SEC.

VIII.	Effective Date

This Policy shall apply to any Incentive-Based Compensation Received on or after the Nasdaq Effective Date.

IX.	No Indemnification

The Company shall not indemnify any Covered Person against the loss of Erroneously-Awarded Compensation and shall not pay, or reimburse any Covered Persons for premiums, for any insurance policy to fund such Covered Person’s potential recovery obligations.

X.	Administration

The Committee and the Board have the discretion to administer this Policy, subject to applicable law. The Committee and the Board shall, subject to the provisions of this Policy, make such determinations and interpretations and take such actions as deems necessary, appropriate or advisable.

XI.	Amendment

The Committee and thereafter, the Board may amend this Policy from time to time as and when they Committee and the Board determine that it is legally required by the Companies Law, any federal securities laws, SEC rule or the rules of any national securities exchange or national securities association on which the Company’s securities are then listed. Notwithstanding anything in this Section XI to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate Companies Law, any federal securities laws, SEC rule, or the rules of any national securities exchange or national securities association on which the Company’s securities are then listed.

XII.	Other Recoupment Rights; No Additional Payments

This Policy will be applied to the fullest extent of the law. The adoption of this Policy does not derogate from any recoupment rights the Company may have under any employment agreement, equity award agreement or any other agreement entered into on or after the Nasdaq Effective Date. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other rights under applicable law, regulation or rule or pursuant to any similar policy in any employment agreement, equity plan, equity award agreement or similar arrangement and any other legal remedies available to the Company. However, this Policy shall not provide for recovery of Incentive-Based Compensation that the Company has already recovered pursuant to Section 304 of the Sarbanes-Oxley Act or other recovery obligations.

XIII.	Successors

This Policy shall be binding and enforceable against all Covered Persons and their beneficiaries, heirs, executors, administrators or other legal representatives.